SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

9th May 2005

APRIL 2005 TRAFFIC

•	Sustained growth in activity:

•	passenger traffic up 4.8% and load factor at 79.2% (-0.3 points)

•	cargo traffic up 6.8% and load factor at 68.1% (-0.4 points)

•	Good improvement in unit revenue excluding currency effect

Passenger operations

Despite unfavorable calendar effects and the implementation of the summer schedule, Air France-KLM passenger activity held up well. Traffic increased by 4.8% on 5.2% higher capacity and unit revenue stood at a good level. The load factor remained virtually stable at the high level of 79.2% (down 0.3 points). The Group carried some 5.8 million passengers (up 3.3%).

The Americas posted a strong increase in capacity (up 7.3%) due to capacity development on South American routes (up 22.9%). Capacity in the North American sector grew by only 1.2%. The increase in capacity was not totally matched by traffic which rose by 5.4%. The load factor stood at 84.0%, down 1.5 points.

Activity remained buoyant in Asia with a 9.9% increase in traffic for a 4.8% rise in capacity. Load factor gained 4.0 points to 84.8%.

The Africa & Middle East network also posted a strong increase in traffic (up 7.2%) and in capacity (up 11.3%). Load factor stood at 75.4% (down 2.8 points).

The Caribbean & Indian Ocean network, which is now entering the low season, posted a 3.7% decrease in traffic on virtually stable capacity (down 0.5%). Although down 2.7 points, the load factor remained at the high level of 81.3%.

The medium-haul network posted a good performance with traffic increasing by 3.2% on 2.8% higher capacity. Load factor improved slightly at 69.7% (up 0.3 points).

Cargo operations

Cargo activity also posted sustained growth. Traffic increased by 6.8% and capacity by 7.4%. Cargo load factor stood at 68.1% (down 0.4 points). Traffic grew in line with capacity on all the main networks.

Contact : Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - site web : www.airfrance-finance.com

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STATISTICS

Passenger operations (millions)

	April			Cumulative
	2005	2004	%	2005-06	2004-05%
Total Group
Passengers carried (000)	5,776	5,590	3.3%	5,776	5,590	3.3%
Revenue pax-kilometers (RPK)	15,000	14,313	4.8%	15,000	14,313	4.8%
Available seat-kilometers (ASK)	18,941	18,010	5.2%	18,941	18,010	5.2%
Passenger load factor (%)	79.2%	79.5%	-0.3	79.2%	79.5%	-0.3

Europe (including France)
Passengers carried (000)	4,132	4,015	2.9%	4,132	4,015	2.9%
Revenue pax-kilometers (RPK)	3,169	3,070	3.2%	3,169	3,070	3.2%
Available seat-kilometers (ASK)	4,550	4,424	2.8%	4,550	4,424	2.8%
Passenger load factor (%)	69.7%	69.4%	0.3	69.7%	69.4%	0.3

America (North and South)
Passengers carried (000)	641	615	4.1%	641	615	4.1%
Revenue pax-kilometers (RPK)	4,744	4,502	5.4%	4,744	4,502	5.4%
Available seat-kilometers (ASK)	5,647	5,263	7.3%	5,647	5,263	7.3%
Passenger load factor (%)	84.0%	85.5%	-1.5	84.0%	85.5%	-1.5

Asia / Pacific
Passengers carried (000)	360	327	10.2%	360	327	10.2%
Revenue pax-kilometers (RPK)	3,194	2,905	9.9%	3,194	2,905	9.9%
Available seat-kilometers (ASK)	3,766	3,595	4.8%	3,766	3,595	4.8%
Passenger load factor (%)	84.8%	80.8%	4.0	84.8%	80.8%	4.0

Africa & Middle East
Passengers carried (000)	377	354	6.5%	377	354	6.5%
Revenue pax-kilometers (RPK)	1,951	1,820	7.2%	1,951	1,820	7.2%
Available seat-kilometers (ASK)	2,589	2,327	11.3%	2,589	2,327	11.3%
Passenger load factor (%)	75.4%	78.2%	-2.8	75.4%	78.2%	-2.8

Caribbean-Indian Ocean
Passengers carried (000)	266	279	(4.5)%	266	279	(4.5)%
Revenue pax-kilometers (RPK)	1,941	2,016	(3.7)%	1,941	2,016	(3.7)%
Available seat-kilometers (ASK)	2,389	2,401	(0.5)%	2,389	2,401	(0.5)%
Passenger load factor (%)	81.3%	84.0%	-2.7	81.3%	84.0%	-2.7

Cargo operations (millions)

	April			Cumulative
	2005	2004	%	2005-06	2004-05%
Total Group
Revenue tonne-km (RTK)	908	850	6.8%	908	850	6.8%
Available tonne-km (ATK)	1,333	1241	7.4%	1,333	1241	7.4%
Cargo load factor (%)	68.1%	68.5%	-0.4	68.1%	68.5%	-0.4

Europe (including France)
Available tonne-km (ATK)	8	9	(17.1)%	8	9	(17.1)%
Revenue tonne-km (RTK)	47	49	(2.6)%	47	49	(2.6)%
Cargo load factor (%)	16.2%	19.0%	-2.8	16.2%	19.0%	-2.8

America (North and South)
Revenue tonne-km (RTK)	311	288	8.1%	311	288	8.1%
Available tonne-km (ATK)	455	419	8.8%	455	419	8.8%
Cargo load factor (%)	68.3%	68.7%	-0.4	68.3%	68.7%	-0.4

Asia / Pacific
Revenue tonne-km (RTK)	456	426	7.1%	456	426	7.1%
Available tonne-km (ATK)	610	564	8.2%	610	564	8.2%
Cargo load factor (%)	74.8%	75.5%	-0.7	74.8%	75.5%	-0.7

Africa & Middle East
Revenue tonne-km (RTK)	77	75	3.2%	77	75	3.2%
Available tonne-km (ATK)	126	121	3.7%	126	121	3.7%
Cargo load factor (%)	61.5%	61.8%	-0.3	61.5%	61.8%	-0.3

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	56	52	6.7%	56	52	6.7%
Available tonne-km (ATK)	95	88	7.2%	95	88	7.2%
Cargo load factor (%)	59.0%	59.3%	-0.3	59.0%	59.3%	-0.3

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Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: May 9, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations